SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 29, 2003

      Distribution and Service D&S, Inc._______
(Translation of registrant’s name into English)

      Avenida Presidente Eduardo Frei Montalva 8301
     Quilicura
      Santiago
     Chile
(Address of principal executive offices)

Form 20-F  ✓    Form 40-F

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  ✓

Registration in the Securities Registry No. 0593

Santiago, December 26, 2003

Mr.
Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Avenida Libertador Bernardo O’Higgins 1449
PRESENT

Re:    CORRESPONDENCE NO. 10811, DATED DECEMBER 26, 2003

In accordance with paragraph fourth of Article 10 of Law Number 18,045, and Official Circular Number 07267 of the Superintendency and in satisfaction of the instruction in Correspondence Number 10811, by the present I inform you of the following as an Hecho Esencial (Essential Fact).

On December 19th, D&S S.A. (D&S) and Carrefour Nederland B.V. (a corporation affiliated with Carrefour France and shareholder of Carrefour Chile S.A.) subscribed a document named “Assignment Agreement,” pursuant to which Carrefour Nederland B.V. agreed to sell and D&S agreed to purchase, 1,701,403 shares issued by Carrefour Chile S.A. at a price for such shares of Euros €99,999,940. Similarly, in the Assignment Agreement it was agreed that simultaneously with the sale of such shares, Intercross Roads B.V. (a corporation related to Carrefour) will sell, and Administradora de Concesiones de Hipermercados S.A. (a corporation related to D&S) will buy, one share issued by Carrefour Chile S.A., at a price for such share of Euros €60, with which the total of 1,701,404 shares issued by Carrefour Chile S.A. will be acquired.

Both the transfer of the shares and the payment for such shares will occur on January 7, 2004.

Yours truly,

Cristóbal Lira I.
Chief Executive Officer
Distribución y Servicio D&S S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Chief Financial Officer

Dated: December 29, 2003